PROSPECTUS SUPPLEMENT                                             RULE 424(B)(2)
(TO PROSPECTUS DATED OCTOBER 21, 1998)                        FILE NO. 333-64665


                                   $5,000,000

                                     [LOGO]

                           PENTEGRA DENTAL GROUP, INC.
                    CONVERTIBLE SUBORDINATED NOTES, SERIES B
        INTEREST PAYABLE MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31



The convertible notes will mature on April 1, 2004 and bear interest at the fixed rates specified in the applicable Pricing Supplement. Interest on the convertible notes will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 1999. The convertible notes do not provide for a sinking fund. We may redeem the convertible notes on and after April 1, 2000, in whole or in part, at the redemption prices specified in the applicable Pricing Supplement.

The convertible notes will be convertible into shares of common stock of the Company after the convertibility commencement dates and on or before the convertibility termination dates, unless previously redeemed, at the initial conversion price per share specified in the applicable Pricing Supplement, subject to adjustment in certain events, at your option.

                         Trading Symbol for Common Stock
                      on the American Stock Exchange -- PEN
                   Closing Price on March 2, 1999 -- $1.6875

SEE "RISK FACTORS" ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE ACQUIRING THE NOTES OFFERED HEREBY.



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.



            The date of this Prospectus Supplement is March 3, 1999.
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                               RECENT DEVELOPMENTS

On February 16, 1999, Pentegra Dental Group, Inc. (the "Company") reported net revenues of $9.9 million, net income of $770,000 and earnings of $0.10 per diluted share for the three months ended December 31, 1998. For the nine months ended December 31, 1998, the Company reported net revenues of $26.0 million, net income of $1.7 million and earnings of $0.23 per diluted share.

On November 13, 1998 the Company and Liberty Dental Alliance, Inc. ("Liberty") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Liberty will become a wholly owned subsidiary of the Company, and James
M. Powers, Jr., D.D.S. has been named President of the Company, replacing Gary
S. Glatter. The Merger Agreement provides the Company will pay (a) $0.01 per share for each outstanding share of Liberty common stock, par value $0.01 per share (the "Liberty Common Stock") at closing and (b) up to $3.99 per share and options to purchase up to 0.25 shares of common stock, par value $.001, of the Company (the "Common Stock"), with an exercise price of $6.125 per share for each share of Liberty Common Stock (collectively, the "Additional Common Merger Consideration") in accordance with the following:

- One-third of the Additional Common Merger Consideration is payable upon completion of affiliations with dental practices under a letter of intent with Liberty ("Liberty Affiliations") that had collected revenues for the year ended December 31, 1997 ("1997 Practice Revenues") aggregating to at least $10,000,000;

- One-third of the Additional Common Merger Consideration is payable upon completion of additional Liberty Affiliations that had aggregate 1997 Practice Revenues of at least $15,000,000; and

- One-third of the Additional Common Merger Consideration is payable upon completion of additional Liberty Affiliations that had aggregate 1997 Practice Revenues of at least $15,000,000.

The holders of shares of Liberty Common Stock will forfeit any right to receive Additional Common Merger Consideration related to Liberty Affiliations not consummated by June 30, 1999. As of March 3, 1999, there are 315,750 shares of Liberty Common Stock outstanding, which would result in the Company paying an aggregate of up to $1,263,000 cash and issuing options to acquire up to 78,938 shares of Common Stock.

The Merger Agreement also provides that the Company pay (a) $0.01 per share for each outstanding share of Liberty Class B common stock, par value $0.01 per share (the "Class B Stock") at closing and (b) up to one share of Common Stock for each outstanding share of Class B Stock (the "Additional Class B Merger Consideration") in accordance with the following:

- One-fifth of the Additional Class B Merger Consideration is payable upon completion of Liberty Affiliations that had aggregate 1997 Practice Revenues of at least $10,000,000;


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-        Three-tenths of the Additional Class B Merger Consideration is payable upon completion of additional Liberty Affiliations that had aggregate 1997 Practice Revenues of at least $10,000,000;

- Two-fifths of the Additional Class B Merger Consideration is payable upon completion of additional Liberty Affiliations that had aggregate 1997 Practice Revenues of at least $20,000,000; and

- One-tenth of the Additional Class B Merger Consideration is payable upon completion of additional Liberty Affiliations that had aggregate 1997 Practice Revenues of at least $10,000,000.

The holders of shares of Class B Stock will forfeit any right to receive Additional Class B Merger Consideration related to Liberty Affiliations not consummated by June 30, 1999. As of March 3, 1999, there are 545,000 shares of Liberty Class B Stock outstanding, which would result in the Company paying an aggregate of up to $5,450 cash and up to 545,000 shares of Common Stock.

Consummation of the Merger Agreement, which is anticipated to occur prior to March 31, 1999, is subject to, among other things, the Company obtaining the consent of its lenders.

In connection with Merger Agreement, the Company has agreed to pay investment banking fees of up to $600,000 to SunTrust Equitable Securities Corporation, $166,667 of which is payable upon completion of Liberty Affiliations that had aggregate 1997 Practice Revenues of at least $10,000,000, $166,667 of which is payable upon completion of additional Liberty Affiliations that had aggregate 1997 Practice Revenues of at least $15,000,000 and $266,666 of which is payable upon completion of additional Liberty Affiliations that had aggregate 1997 Practice Revenues of at least $15,000,000. The Company also agreed to issue an aggregate of 145,000 options to acquire Common Stock to certain consultants of the Company with an exercise price of $6.125 per share, in the same proportions and upon completion of Liberty Affiliations as the Additional Common Merger Consideration is payable.

As of December 31, 1998, the Company had completed 15 Liberty Affiliations as well as three affiliations with additional dental practices not affiliated with Liberty. These 18 dental practices generated aggregate annual patient revenue of approximately $14.7 million during their most recently completed fiscal year, and include 26 dentists treating patients in 19 dental offices. The aggregate consideration paid by the Company for these practices consisted of approximately $5.4 million, 1,235,691 shares of the Common Stock offered hereby and approximately $4.2 million aggregate principal amount of the Series A Convertible Subordinated Notes.

Dr. Powers has entered into an employment agreement with the Company, effective November 13, 1998, pursuant to which he is serving as the Company's President, Chief Executive Officer and Chairman of the Board. Omer K. Reed, D.D.S. is now serving as a director and Chief Clinical


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
Officer of the Company. Dr. Powers's two year employment agreement also provides for a base annual salary of $200,000, bonus payments of up to 25% of the base salary upon achievement of certain earnings per share targets and the issuance of options to acquire 150,000 shares of Common Stock with an exercise price of $6.125 per share and an additional 150,000 shares with an exercise price of $3.1875 per share (the closing sale price on November 13, 1998).

Mr. Glatter entered into a severance agreement with the Company effective November 13, 1998 pursuant to which he resigned as President, Chief Executive Officer and a director of the Company. Mr. Glatter was paid $350,000 by the Company pursuant to the agreement and forfeited all options to acquire shares of Common Stock previously issued to him.

The Prospectus accompanying this Prospectus Supplement incorporates important business and financial information about the Company that is not included in or delivered with this Prospectus Supplement or with the Prospectus. This information is available without charge to security holders upon written request by contacting the company at 2999 North 44th Street, Suite 650, Phoenix, Arizona 85018 or upon oral request by calling (602) 952-1200, attn. Investor Relations. In order to obtain timely delivery, security holders must request the information no later than five business days before the date on which you select to make your investment decision.

                            DESCRIPTION OF THE NOTES

The following description of the principal terms of the convertible notes offered by the Company (referred to in the accompanying Prospectus as the "Convertible Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description set forth in the Prospectus under "Description of the Convertible Debt Securities" (the "Prospectus Description") of the general terms and provisions of the convertible notes. Unless the applicable Pricing Supplement specifies otherwise, the convertible notes will have the terms described in the Prospectus Description and in this Prospectus Supplement. The initial Conversion Price of each convertible note will be subject to adjustment as provided in the Indenture between the Company and U.S. Trust Company of Texas, N.A. (the "Indenture"). See "Prospectus Description -- Conversion Rights" in the accompanying Prospectus.

General

The convertible notes will be issued as part of the purchase price the Company will pay for businesses or other assets to be acquired in separate affiliations.

The Pricing Supplement relating to the convertible notes issued in connection with each affiliation will describe the following terms:

-        the aggregate principal amount of those convertible notes;

- the date on which those convertible notes will be issued (the "Original Issue Date");


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-        the annual fixed rate at which those convertible notes will bear interest;

- the Redemption Prices at which the Company, at its option, may redeem those convertible notes; and

- the initial Conversion Price, the first date on which a convertible note may be converted into Common Stock (the "Convertibility Commencement Date") and the date on which the right to convert the convertible notes will expire (the "Convertibility Termination Date") as to those convertible notes.

The convertible notes:

-        will be unsecured obligations of the Company;

-        are currently limited to $5,000,000 in aggregate principal amount; and

-        will mature on April 1, 2004.

Fixed Rate Convertible Notes

The applicable Pricing Supplement will designate the fixed rate of interest payable on a convertible note from its Original Issue Date or from the most recent Interest Payment Date. Interest will be paid March 31st, June 30th, September 30th and December 31st ("Interest Payment Date"), and upon maturity, redemption or complete conversion. If any payment date falls on a day that is not a business day, payment will be made on the next business day and no additional interest will be paid. The "Regular Record Dates" for such convertible notes will be March 15th (for interest to be paid on March 31st), June 15th (for interest to be paid on June 30th), September 15th (for interest to be paid on September 30th) and December 15th (for interest to be paid on December 31st). Interest payments will be the amount of interest accrued to, but excluding, each March 31st, June 30th, September 30th and December 31st. Interest will be computed using a 360-day year of twelve 30-day months.

Principal and interest on the convertible notes will be payable at the office of the Company in Phoenix, Arizona, and the convertible notes may be surrendered for registration of transfer, exchange or conversion at that office. The Company may, at its option, pay interest on the convertible notes by check mailed to the address of the person entitled thereto as it appears in the securities register for the convertible notes on the Regular Record Date for that interest payment.

The convertible notes will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiples thereof.


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Conversion Rights

The applicable Pricing Supplement will designate the Convertibility Commencement Date and the Convertibility Termination Date of the convertible notes to be issued in connection with each affiliation and, unless that Pricing Supplement provides otherwise, the Convertibility Commencement Date will be the day (whether or not a business day) following the first anniversary of the date that affiliation closes and the Convertibility Termination Date will be the day (whether or not a business day) following the fifth anniversary of the date that affiliation closes.

The convertible notes will be convertible into shares of Common Stock at any time on or after their respective Convertibility Commencement Dates and on or before their Convertibility Termination Date, unless previously redeemed, at their respective initial Conversion Prices per share, subject to adjustment in certain events, at the option of their holders. The applicable Pricing Supplement will set forth the initial Conversion Price for the convertible notes to be issued in connection with each affiliation. The initial Conversion Price for each convertible note will be a negotiated term that the Company anticipates will be between two times and four times the market price per share of the Common Stock on the date that the applicable affiliation closes.

Optional Redemption

The Company may, at its option, redeem the convertible notes, in whole or from time to time in part, at any time on or after April 1, 2000 (the "Redemption Date"), on not less than 15 nor more than 60 days' notice mailed to each holder of convertible notes to be redeemed at its address appearing in the security register for the convertible notes and prior to maturity of the convertible notes at the Redemption Prices the applicable Pricing Supplement will specify plus accrued and unpaid interest to the Redemption Date (subject to the right of holders of record of the convertible notes on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

The Redemption Price for each convertible note will be a percentage of the principal amount thereof plus the premium, if any, specified in the applicable Pricing Supplement.

No sinking fund is provided for the convertible notes.

Subordination

The convertible notes are unsecured obligations of the Company and will be subordinated to all Senior Indebtedness as provided in the Indenture, and the Indenture's definition of Senior Indebtedness will apply to the convertible notes. See "Prospectus Description -- Subordination" in the accompanying Prospectus.



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Events of Default

The Events of Default with respect to the convertible notes will be those described in clauses (i) through (vii) of the first sentence under "Prospectus Description -- Events of Default" in the accompanying Prospectus.

Contractual Resale Provisions

Persons receiving the convertible notes offered hereby may be contractually required to hold some portions of those convertible notes for periods of up to two years. In addition, pursuant to the provisions of Rule 145 under the Securities Act, the volume limitations and certain other requirements of Rule 144 under the Securities Act will apply to resales of those convertible notes by affiliates of the business the Company affiliates with for a period of one year (or such shorter period as the Securities and Exchange Commission may prescribe).


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NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE APPLICABLE PRICING SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS SUPPLEMENT, THE APPLICABLE PRICING SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT, THE APPLICABLE PRICING SUPPLEMENT OR THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                TABLE OF CONTENTS

                                                                                                       PAGE
                                                                                                       ----
                              PROSPECTUS SUPPLEMENT
Recent Developments............................................................................         S-2
Description of the Notes.......................................................................         S-4
                                   PROSPECTUS
Prospectus Summary.............................................................................           2
Risk Factors...................................................................................           6
The Company....................................................................................          14
Recent Developments............................................................................          14
Price Range of Common Stock....................................................................          15
Dividend Policy................................................................................          15
Selected Financial Data........................................................................          16
Management's Discussion and Analysis of Financial Condition and Results of Operations..........          17
Business.......................................................................................          20
Management.....................................................................................          31
Certain Transactions...........................................................................          37
Security Ownership of Certain Beneficial Owners and Management.................................          39
Description of the Convertible Debt Securities.................................................          40
Description of Capital Stock...................................................................          48
Shares Eligible for Future Sale................................................................          51
Certain United States Federal Income Tax Consequences..........................................          53
Plan of Distribution...........................................................................          56
Legal Matters..................................................................................          56
Experts........................................................................................          56
Additional Information.........................................................................          56
Index to Financial Statements..................................................................         F-1

THE ADDITIONAL INFORMATION DESCRIBED ON P. 56 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT THAT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") MAY BE READ AND COPIED AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. YOU MAY OBTAIN INFORMATION ON THE OPERATION OF THE PUBLIC REFERENCE ROOM BY CALLING THE SEC AT 1-800-SEC-0330. THE SEC MAINTAINS AN INTERNET SITE THAT CONTAINS REPORTS, PROXY AND INFORMATION STATEMENTS, AND OTHER INFORMATION REGARDING ISSUERS THAT FILE ELECTRONICALLY WITH THE SEC AND THE ADDRESS OF THAT SITE IS (HTTP://WWW.SEC.GOV).


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